Unaudited Interim Consolidated Financial Statements
JED Oil Inc.
March 31, 2006
(In United States Dollars)

JED Oil Inc.
CONSOLIDATED BALANCE SHEETS
(In United States Dollars)
(unaudited)
As at

	March 31,	December 31,
	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents	85,337	4,451,419
Accounts receivable [note 9]	10,891,815	4,837,054
Prepaid expenses	601,805	341,133
Due from Enterra Energy Trust [note 9]	—	6,205,676
Due from JMG Exploration, Inc. [note 9]	100,426	401,142
Loan receivable from Enterra Energy Trust [note 9]	—	6,861,054

	11,679,383	23,097,478

Drilling advance [note 3]	4,180,287	4,288,165

Deferred tax asset [note 4]	1,114,659	—

Property and equipment [note 5]
Oil and gas, on the basis of full cost accounting
Proved properties	81,718,757	54,737,562
Unproved properties under development, not being depleted	4,752,947	1,629,017
Other	389,645	348,613

	86,861,349	56,715,192
Less: Accumulated depletion and depreciation	(10,705,961)	(8,381,422)

	76,155,388	48,333,770

	93,129,717	75,719,413

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	25,429,070	16,799,364
Interest payable on convertible note	335,660	338,889
Accrued capital liabilities	4,153,373	8,125,334
Accrued other liabilities	1,693,395	1,450,081
Revolving loan [note 6]	11,413,882	—

	43,025,380	26,713,668

Convertible note payable [note 7]	20,000,000	20,000,000
Asset retirement obligations [note 10]	1,595,326	1,401,235

	64,620,706	48,114,903

Commitments [note 12]

Stockholders’ equity
Share capital [note 8]
Common stock – no par value; unlimited authorized; 14,715,260 shares issued and outstanding at March 31, 2006 and 14,630,256 shares issued and outstanding at December 31, 2005	32,491,673	32,087,197
Additional paid-in capital	1,327,273	1,080,586
Share purchase warrants	27,942	37,506
Accumulated deficit	(7,785,485)	(7,763,390)
Accumulated other comprehensive income	2,447,608	2,162,611

	28,509,011	27,604,510

	93,129,717	75,719,413

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

JED Oil Inc.
CONSOLIDATED STATEMENT OF OPERATIONS
(In United States Dollars)
(unaudited)
For the three months ended March 31

	2006	2005
	$	$
Revenue
Petroleum and natural gas	4,637,898	1,739,565
Royalties	(811,185)	(391,081)

	3,826,713	1,348,484
Interest	64,933	123,985

	3,891,646	1,472,469

Expenses
Production	1,152,186	174,096
Depletion, depreciation and accretion	2,354,553	724,752
General and administrative [note 9]	718,209	476,838
Stock-based compensation [note 2]	214,922	118,390
Foreign exchange (gain) loss	45,709	(155,196)
Interest	542,821	—

	5,028,400	1,338,880

Net (loss) income before income taxes	(1,136,754)	133,589

Income Taxes
Deferred tax recovery [note 4]	1,114,659	—

Net (loss) income for the period	(22,095)	133,589

Deficit, beginning of period	(7,763,390)	(8,906,534)

Deficit, end of period	(7,785,485)	(8,772,945)

Net income for the period per common share [note 11]
- basic	0.00	0.01
- diluted	0.00	0.01

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

JED Oil Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In United States Dollars)
(unaudited)
For the three months ended March 31

	2006	2005
	$	$
OPERATIONS
Net (loss) income for the period	(22,095)	133,589
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Foreign exchange (gain) loss	45,709	(155,196)
Stock-based compensation	214,922	118,390
Depletion, depreciation and accretion	2,354,553	724,752
Deferred tax recovery	(1,114,659)	—
Other changes:
Increase in accounts receivable	(2,316,810)	(105,450)
Increase in prepaid expenses	(260,672)	(39,411)
Decrease in due from Enterra Energy Trust	2,467,725	—
Decrease in due from JMG Exploration, Inc.	300,716	—
Increase (Decrease) in accounts payable and accrued liabilities	4,897,830	(2,609,679)
Decrease in due from related parties	—	(421,238)

Cash provided by (used in) operating activities	6,567,219	(2,354,243)

FINANCING
Proceeds from revolving loan	11,413,882	—
Issue of common shares, net of related costs	351,140	91,674

Cash provided by (used in) financing activities	11,765,022	91,674

INVESTING
Decrease in loan to Enterra Energy Trust	6,861,054	—
Loan to related party	—	(7,945,075)
Repayment of loan by related party	—	1,992,032
Purchase of property and equipment	(29,952,252)	(6,491,937)
Decrease in drilling advance	107,878	—

Cash used in investing activities	(22,983,320)	(12,444,980)

Effect of foreign exchange on cash and cash equivalent balances	284,997	3,708

Decrease in cash and cash equivalents	(4,366,082)	(14,703,841)

Cash and cash equivalents, beginning of period	4,451,419	18,657,007

Cash and cash equivalents, end of period	85,337	3,953,166

During the three month period ended March 31, 2006 and 2005, the Company paid $526,675 (2005 — $0) of interest on long-term debt and paid no capital taxes.
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

JED Oil Inc.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(In United States Dollars)
(unaudited)
For the three months ended March 31, 2006

	Shares	Amount
		$

Common stock
Balance, December 31, 2005	14,630,256	32,087,197
Shares issued upon exercise on stock options	47,504	239,476
Shares issued upon exercise of warrants	37,500	165,000

Balance, March 31, 2006	14,715,260	32,491,673

Additional paid in capital
Balance, December 31, 2005		1,080,586
Stock-based compensation on issued stock options		286,562
Stock-based compensation of stock options and warrants exercised		(39,875)

Balance, March 31, 2006		1,327,273

Share purchase warrants
Balance, December 31, 2005		37,506
Warrants exercised		(9,564)

Balance, March 31, 2006		27,942

Deficit
Balance, December 31, 2005		(7,763,390)
Net loss for the period		(22,095)

Balance, March 31, 2006		(7,785,485)

Accumulated other comprehensive income
Balance, December 31, 2005		2,162,611
Foreign exchange translation adjustment		284,997

Balance, March 31, 2006		2,447,608

Total stockholders’ equity		28,509,011

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

JED Oil Inc.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(In United States Dollars)
(unaudited)
For the three months ended March 31

	2006	2005
	$	$

Net (loss) income for the period	(22,095)	133,589

Other comprehensive income
Foreign exchange translation adjustment	284,997	(215,293)

Comprehensive income (loss) for the period	262,902	(81,704)

Comprehensive income (loss) for the period per share [note 11]
- basic	0.02	(0.01)
- diluted	0.02	(0.01)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
March 31, 2006
1. NATURE OF OPERATIONS
These interim consolidated financial statements and have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods, on a basis that is consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and the summary of significant accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2005.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
JED Oil Inc. (“JED” or the “Company”) is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States. Currently, all the Company’s proved reserves are located in Canada.
The Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control. These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.
2. STOCK-BASED COMPENSATION
The fair value of common share options granted during the three month period ended March 31, 2006 is estimated to be $141,664 (2005 — $734,835) as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	For the three months
	ended Mar 31
	2006	2005

Risk-free interest rate	4.06%	4.20%
Expected life (years)	4.0	5.0
Forfeitures	30%	23%
Expected volatility	50%	23%
Expected dividend yield (%)	Nil	Nil
Fair value of option ($/share)	$5.78	$4.53

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
March 31, 2006
The estimated fair value of the options is amortized to expense over the options vesting period on a straight-line basis. For the three month period ended March 31, 2006, stock based compensation expense of $214,922 (2005 — $118,390) was included in the consolidated statement of operations and $71,641 was capitalized as part of Property & Equipment.
3. DRILLING ADVANCE
On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereas the Company advanced the party C$5,000,000 for the construction of drilling equipment. In return for the note, the Company will be provided five dedicated drilling rigs for a period of three years. The advance will be repaid to the Company through payment from a portion of the drilling rigs daily charges from the date of rig delivery until paid in full. The note is secured by a General Security Agreement over all assets of the third party, bears no interest and has no set repayment schedule. The drilling rigs are scheduled to be delivered to the Company at various dates in late 2005 and 2006 with the first rig to be delivered on December 1, 2005. At March 31, 2006, the Company had received delivery of the first two rigs.
4. DEFERRED TAX ASSET
The provision for income taxes recorded in the financial statements differs from the amount, which would be obtained by applying the statutory income tax rate to the income (loss) before tax as follows:

	2006	2005

Net loss before income taxes for the period	$(1,136,754)	133,589
Statutory Canadian corporate tax rate	35.62%	37.62%
Anticipated tax recovery	(404,912)	(50,256)
Resource allowance	(73,778)	(57,208)
Non-deductible crown charges	98,067	56,825
ARTC	(24,611)	—
Stock based compensation	76,555	44,538
Share issuance costs	(132,717)	(132,717)
F/X Loss	16,282	(58,385)

Anticipated tax recovery	(445,114)	(197,203)
Deferred tax valuation allowance	445,114	197,203

Income tax benefit	—	—

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
March 31, 2006
The components of the Company’s deferred income tax assets are as follows:

	2006		2005
	US	CANADA	US	CANADA
Non-capital loss carry forwards	$—	$607,289	$—	$958,860
Income tax pools	—	1,321,169	—	953,961
Share issue costs		495,908		—
Other	—	—	—	2,172

Total future tax assets	—	2,424,366	—	1,914,993
Valuation allowance	—	(1,309,707)	—	(1,914,993)

Net future tax assets	$—	$1,114,659	$—	$—

The Company provides a valuation allowance for the amount of deferred tax assets except where it is more likely than not that the asset will be realized.
The Company has non-capital losses for income tax purposes of approximately $2,670,300 which $2,617,000 and $53,300 is available for application against future taxable income and which expire in the years 2011 and 2012, respectively.
5. PROPERTY AND EQUIPMENT
During the three month period ended March 31, 2006, approximately $293,099 (2005 — $115,230) of general and administrative costs were capitalized to petroleum and natural gas properties.
6. REVOLVING LOAN
On March 9, 2006, JED entered into a C$20,000,000 (US$17,000,000) Revolving Loan Facility with a Canadian commercial lending institution. The facility bears interest at Canadian prime lending rate plus 0.25% and is repayable on demand. At March 31, 2006, the Company had drawn C$13,320,000 (US$11,413,882) from the facility.
JED has not met its debt covenant as at March 31, 2006. The Company has applied for a waiver with the Canadian commercial lending institution. Failure to obtain a waiver will result in an immediate requirement to repay the drawn balance of the loan.
7. CONVERTIBLE NOTE PAYABLE
On August 3, 2005, the Company entered into a $20,000,000 Convertible Subordinated Note Agreement with a qualified investor limited partnership. The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on November 1, 2005 has not set repayment terms and has a term through February 1, 2008. The note is convertible at the holder’s option into 1,000,000 common shares of the Company at a value of $20 per share, after taking the effect of the 3-for-2 stock split.

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
March 31, 2006
8. SHARE CAPITAL
On September 28, 2005, the shareholders of the Company approved a 3-for-2 stock split of the Company’s common shares. All share and per share amounts have been restated to account for the 3-for-2 stock split as if it had occurred at the inception of the Company.
Common stock

		Amount
	Shares	$

Balance as at December 31, 2005	14,630,256	32,087,197
Issued upon exercise of stock options	47,504	239,476
Issued upon exercise of warrants	37,500	165,000

Balance as at March 31, 2006	14,715,260	32,491,673

During the three month period ended March 31, 2006, 37,500 share purchase warrants were converted into an equal number of common shares of the Company.
Additional paid in capital

Amount
$

Balance as at December 31, 2005	1,080,586
Stock-based compensation on issued stock options	286,562
Stock-based compensation of stock options exercised	(39,875)

Balance as at March 31, 2006	1,327,273

Stock options
The following summarizes information concerning outstanding and exercisable stock options as of March 31, 2006:

		Weighted average
	Number of options	exercise price

Outstanding as at December 31, 2005	1,291,251	$8.49
Granted	35,000	$13.34
Cancelled	(119,996)	$7.31
Exercised	(47,504)	$3.92

Options outstanding as at March 31, 2006	1,158,751	$9.02

Exercisable as at March 31, 2006	485,033	$6.45

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
March 31, 2006

	Stock Options Outstanding as of			Stock Options exercisable
	March 31, 2006			as of March 31, 2006
			Weighted
		Weighted	average		Weighted
		average	remaining		average
Range of exercise	Outstanding	Exercise	contractual	Options	exercise
prices	options	price	life (years)	exercisable	price

$3.67	413,751	$3.67	2.8	317,501	$3.67
$7.60 - $11.15	467,500	$9.43	3.6	122,532	9.64
$12.30 - $17.96	247,500	$15.82	4.5	45,000	17.35
$20.33-$20.46	30,000	$20.37	4.4	—	—

	1,158,751	$9.02	3.5	458,033	$6.45

The 35,000 stock options granted during the three month period ended March 31, 2006 vest over a three-year period and expire in 2011.
9. RELATED PARTY TRANSACTIONS
Enterra Energy Trust
Under an Agreement of Business Principles, properties acquired by Enterra Energy Trust (“Enterra”) will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects. Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovers commercially viable reserves on the exploration properties, Enterra will have the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers. Should Enterra elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra. Enterra will have a first right to purchase assets developed by JED.
Under a Technical Services Agreement, both the Company and Enterra provide operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provides these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. The total outstanding from Enterra at December 31, 2005 under this agreement was $6,205,676. Effective January 1, 2006, the Technical Services Agreement with Enterra and JMG was terminated by all parties.
As at March 31, 2006, Enterra and JED are no longer related parties. Neither party have an equity interest in the other entity. Both parties have separate board of directors, management, and employees. As a result, the $3,737,951 receivable owed by Enterra to JED has been included in the Accounts Receivable balance as at March 31, 2006.

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
March 31, 2006
JMG Exploration, Inc
In August 2004, the Company acquired 250,000 common shares of JMG Exploration, Inc (“JMG”), a private company at the time of the Company’s investment, representing approximately 11% equity interest in the total voting share capital of JMG, for cash consideration of $1,000,000. In August 2005, JMG completed its initial public offering which reduced the
Company’s ownership in JMG to approximately 6%. The Company is represented with two of the five seats on the JMG Board of Directors. The Company’s investment in JMG is being accounted for using the equity method. At December 31, 2004, the Company owned 100% of the common shares of JMG and was required to include 100% of the equity loss of JMG for the period then ended. As the loss incurred by JMG for the period ended December 31, 2004 exceeded JED’s net investment, the Company reduced its net investment to zero. however, as JED has not guaranteed any obligations or is not committed to any further financial support, no additional equity losses on the JMG investment has been recorded (see note 13).
During the three month period ended March 31, 2006, the Company charged JMG for drilling and other costs in the amount of $1,363,451 (2005 – nil) on a cost recovery basis.
10. ASSET RETIREMENT OBLIGATIONS
As at March 31, 2006, the estimated present value of the Company’s asset retirement obligation was $1,595,326 based on an estimated fair value of $2,819,723, determined using a credit adjusted risk free interest rate of 8.0%, and inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives of the underlying assets, which currently extend up to 20 years into the future.
The following table describes the changes to the Company’s asset retirement obligations liability:

$

Asset retirement obligation, December 31, 2005	1,401,235
Liabilities incurred	165,025
Accretion expense	29,066

Asset retirement obligation, March 31, 2006	1,595,326

11. INCOME PER SHARE
The Company accounts for per common share amounts in accordance with SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic per common share amounts is computed by dividing net income (loss) attributable to common shareholders by the weighted average common shares outstanding without including any potentially dilutive securities. Diluted per common share amounts are computed by dividing net income (loss) by the weighted average common shares outstanding plus, when their effect is dilutive, common stock equivalents. For the three month period ended March 31, 2006 the weighted average number of common shares outstanding was 14,677,563 (2005 – 14,268,113) after the effect of the 3-for-2 stock split as discussed in note 8. The diluted weighted average number of shares outstanding for the three month period ended March 31, 2006 was 15,333,414 (2005 - 14,674,760).

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
March 31, 2006
12. COMMITMENTS
In conjunction with the Drilling Advance outlined in note 3, the Company has entered into five separate Standard Daywork Contracts with a drilling contractor who will supply the Company with five drilling rigs for a period of three years. The terms of each contract call for a minimum requirement of 250 operating days per year for a total of 750 operating days over the three-year term of each contract. The following outlines the Company’s estimated commitments over the life of the contracts:

	2005	2006	2007	2008	2009

Estimated minimum lease payments	$556,507	$12,719,178	$18,750,000	$18,750,000	$4,171,233
13. SUBSEQUENT EVENTS
On February 27, 2006, the Company and JMG Exploration, Inc. announced they had signed a letter of intent for JED to acquire JMG. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. Completion of the proposed transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and JED. In addition, completion of the transaction is subject to receipt of all regulatory and stock exchange approvals in the United States and Canada and the approval of the shareholders of both JMG and JED. Should all conditions be met, the transaction is expected to close in June 2006.
14. SEGMENT DISCLOSURE
JED has recently commenced operations in North Dakota, United States. As at March 31, 2006, revenues and operating income generated from this cost centre do not represent a material part of the Company’s operations. Thus, the Company has not provided segmented disclosure by geographic region.
15. COMPARATIVE FIGURES
Certain other prior period amounts have been reclassified to conform with the presentation adopted in the current period.